Exhibit 99.1

Pernod Ricard publishes its Sustainable Development Charter on the 40th anniversary of the Paul Ricard Oceanographical Institute.

Paris -June 19 2006.

Long at the forefront of sustainable development through the creation by Paul Ricard of the Oceanographical Institute 40 years ago, the Pernod Ricard Group is today publishing its Sustainable Development Charter, aiming to raise awareness of the Group’s commitments in this area among its people worldwide.

The Charter sets out Pernod Ricard’s six commitments on product quality, responsible drinking, respecting the environment and its dealings with its own people, its shareholders, suppliers and customers:

1 – To offer products of the highest quality to consumers
2 – To encourage ethical marketing and responsible drinking
3 – To conserve natural resources and respect the environment
4 – To build a relationship with its people based on loyalty and respect
5 – To offer shareholders an attractive investment
6 – To share with others its code of ethics and sustainable development values

Over time, these commitments have been turned into several practical steps. These seek, in a process of continuous improvement, to reconcile economic efficiency with social fairness and the protection of the environment. The Charter demonstrates Pernod Ricard’s resolve to operate in a manner consistent with its own values, as well as with a strict observance of the laws and regulations of the countries where it does business.

Pernod Ricard

Today, Pernod Ricard is the world number two in wines and spirits. It has a turnover of around €6bn and more than 17,000 employees, of whom 14,000 work outside France in 80 different subsidiaries. Since April 2 2003, Pernod Ricard has been a signatory of the Global Compact, a United Nations initiative to promote good corporate citizenship.

The Paul Ricard Oceanographical Institute

Founded in 1966 by Paul Ricard, the Oceanographical Institute works to further our knowledge of, and protect, the marine environment. Its activities focus on three main areas – the study of the sea, raising public awareness of its rich yet fragile ecosystem and educating the next generation. The Institute received the French Academy of Sciences’ main award in 1995.

Speaking about the Charter’s creation, Patrick Ricard said, “This Charter is Pernod Ricard’s way of underlining the Group’s commitments and making our people around the world aware of them. By upholding these commitments, the Group will ensure its long term success.”

The Pernod Ricard Charter can be viewed in full at: www.pernod-ricard.com
Find out more about the Oceanographical Institute at: www.institut-paul-ricard.org

Pernod Ricard contacts
Francisco de la VEGA / Communication Director	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations Director	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

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